Brenda K.  Lenahan blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

August 27, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                             Rhino Resource Partners LP (the “Registrant”)

Amendments Nos. 2 and 3 to Registration Statement on Form S-1

Filed July 19 and 23, 2010

File Number 333-166550

Ladies and Gentlemen:

On behalf of the Registrant, we have filed through EDGAR and separately forwarded courtesy copies of Amendment No.  4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to Amendment No. 3 to the Registration Statement, filed July 23, 2010.  A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2010 (the “Comment Letter”), with respect to the above-referenced filing and as clarified on a telephone conversation with the Staff on Monday, August 2, 2010.  For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter.  The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.  In addition, supplemental materials in response to certain Comments are being provided separately in supplemental letters (“Supplemental Letter No. 1” and “Supplemental Letter No. 2” each as identified below).  Confidential treatment pursuant to Rule 83 has been requested for Supplemental Letter No. 1.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 4.  Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission, August 27, 2010 Page	2

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Road Show Slides

1.                        Please ensure that all material information included in your slides also appears in the prospectus, or explain to us the reason(s) for any omissions in that regard.  As an example, you identify 11 customers at slide 20, but it is not clear where the corresponding disclosure appears in your prospectus.

Response: The Registrant has carefully reviewed the road show and the prospectus and it believes that all material information included in the slides also appears in the prospectus.  The Registrant notes that none of the other five customers referred to in the road show, but not in the prospectus, account for 10% or more of the Registrant’s consolidated revenues, and the Registrant believes that information regarding such other customers is not material.  The Registrant has included such other customers in the road show as background information.

2.                        Please revise as necessary to ensure that all related disclosure is balanced.  At slide 16, you state in part that “Uncommitted coal production provides upside revenue potential,” without stating the converse point that it also provides downside revenue risk.  Similarly, the absence of material long-term contracts could introduce risk.  In your response 36 in your letter to the staff dated June 18, 2010, you state in part that:

“[All] of the Registrant’s ten largest customers, including those customers accounting for 10% or more of the Registrant’s total revenues for both periods, were parties to multiple coal supply contracts. . . [T]he Registrant has not included its sales contracts with any of these customers as the Registrant’s business is not substantially dependent on any one of these contracts.  The sales commitments with these customers are an aggregate resulting from several individual coal supply contracts, with no single contract constituting a commitment to sell the “major part” of the Registrant’s production, as required by the above-referenced Item, in addition, in some cases, the Registrant’s customers enter into separate contracts for different mining complexes and different delivery locations.  The coal supply contracts for each customer are not dependent or conditioned on each other and are considered separate.”

Response: The Registrant has revised the slides to ensure that all related disclosure is balanced.  Please see slide 16, included with Supplemental Letter No. 2.

Securities and Exchange Commission, August 27, 2010 Page	3

3.                        Where you reference third party support for your assertions, please provide us with copies of the referenced materials or appropriate excerpts, clearly marked to show the support for each statement you make in that regard.  For those statistics or assertions lacking referenced support, identify the source for the information and provide us with the same type of marked materials.  For example, we note the reference at slide 12 to “met coal spot prices [in] the $200 per ton range.”

Response: The Registrant has included the requested support with Supplemental Letter No. 1.

4.                        Please provide us with at least one complete copy of the revised slides you propose to use, with all changes from the initial set you provided clearly marked for easy reference.

Response: The Registrant has supplementally provided the Staff with a revised draft of the slide presentation with Supplemental Letter No. 2.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Cover Page

5.                        We note the revised disclosure you provided in response to comment three from our letter to you dated July 12, 2010, and we re-issue the third through seventh sentences of that comment.

Response: As discussed on the telephone conversation with the Staff on Monday, August 2, 2010, the Registration Statement has been revised on the prospectus cover page and pages 5, 24 and 64 to quantify the shortfall in available cash generated from operations needed to pay the full minimum quarterly distribution on all units as a whole, including subordinated units, for the year ended December 31, 2009 and the twelve months ended June 30, 2010.  In addition, as discussed with the Staff, the Registrant does not have available cash calculated on a quarter-by-quarter basis for the year ended December 31, 2009 and for the twelve months ended June 30, 2010 and has made disclosures to that effect on pages 13, 24 and 64 of the Registration Statement.

Summary

Recent Financial Performance, page 4

6.                        We note you indicate you expect your net income to have increased for the fiscal quarter ended June 30, 2010 versus the fiscal quarter ended March 31, 2010.  Please tell us how you considered disclosing whether your expected cash available for distribution would have been sufficient to pay all of the minimum required

Securities and Exchange Commission, August 27, 2010 Page	4

distributions for units outstanding following the completion of your offering for the fiscal quarter ended June 30, 2010.

Response: As discussed on the telephone conversation with the Staff on Monday, August 2, 2010, the Registrant does not have available cash calculated on a quarter-by-quarter basis for historical periods and has disclosed such on pages 13, 24 and 64 of the Registration Statement.  The section “Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution” of the Registration Statement has been revised to include pro forma results of operations and cash available for distribution for the twelve months ended June 30, 2010.

Pursuant to the telephone conversation with the Staff, a description of the Registrant’s financial performance for July 2010 has been included in the section “Summary—Recent Financial Performance” on page 4.

Cash Distribution Policy and Restrictions on Distributions, page 46

7.                        We note your response to prior comment 9 from our letter to you dated July 12, 2010.  Disclose more plainly and directly in the “rationale” section at page 61 and elsewhere as appropriate that you may borrow funds to pay your quarterly distributions.

Response: The Registrant has revised the Registration Statement accordingly. Please see pages 60 and 77.

8.                        We note from your response to prior comment 6 from our July 12 letter that you do not intend to update your forecasts.  If you are not able to “launch” and price prior to the date that updated financial statements and information would be required, confirm that you will provide the updated information in an amended Form S-1 with sufficient time for staff review and comment.

Response: The Registrant has updated the Registration Statement with second quarter financial data and has also revised the forecast to include the twelve months ending September 30, 2011.

Cash Distribution Policy and Restrictions on Distributions

Rhino Resource Partners LP Cash Available for Distribution, page 67

9.                        Footnote (7) of your table indicates that you forecast a substantial increase in the net income of your joint venture, and the joint venture agreement requires the distribution of all available funds to its members.  Please tell us how this statement comports with the statements you made in the paragraph that begins with a

Securities and Exchange Commission, August 27, 2010 Page	5

reference to ASC 810-10-15-14(a) on page 4 of Exhibit 47A of your confidential submission dated June 18, 2010.

Response: The Registrant’s response to Comment 9 is included with Supplemental Letter No. 1.

Significant Forecast Assumptions

Production and Revenues, page 71

10.                 We note you disclose that should your contract that is subject to price re-opening provisions terminate, it would not materially impact your estimates of coal sales tons and total coal sales revenue for the twelve months ending June 30, 2011.  Please tell us, with a view towards disclosure, the total coal sales tons that are covered by this contract, and clarify why the termination of such contract would not materially impact your forecasted total coal sales tons and total coal sales revenue.  Also, tell us the percentage of your sales commitments for the twelve months ending June 30, 2011 that this contract currently represents.

Response: The Registrant notes that notice of termination has been issued on the above-mentioned contract since filing Amendment No. 3.  This contract will terminate upon delivery of tons committed through 2010.  The termination of this contract did not materially impact the Registrant’s forecasted total coal sales tons and total coal sales revenue.  The Registrant has since contracted with another customer to sell approximately 57% of the coal sales tons that remained unsold (but would have been committed) under the terminated contract during the forecasted period at a higher price per ton, and the Registrant projects that it will sell approximately 40% of such unsold coal sales tons during the forecasted period on an uncommitted basis at a price per ton equal to the anticipated price per ton under the terminated contract.

Securities and Exchange Commission, August 27, 2010 Page	6

Provisions of our Partnership Agreement Relating to Cash Distributions

Subordination Period

Early Termination of Subordination Period, page 83

11.                 Tell us whether the forecasted cash distributions and adjusted operating surplus (as defined in your filing) of the period ended June 30, 2011 will be sufficient to result in the early termination of the subordination period.  If so, revise the discussion of the subordinated units and the subordination period throughout the filing to make this clear.

Response: As discussed on the telephone conversation with the Staff on Monday, August 2, 2010, since the Registrant’s revenue and cash available for distribution will likely fluctuate over time as a result of changes in coal prices as well as other factors, the board of directors of the Registrant’s general partner expects to reserve from time to time, in lieu of distributing, all or a portion of any cash generated in excess of the amount sufficient to pay the full minimum quarterly distribution on all units as a whole to allow the Registrant to maintain and to gradually increase its quarterly cash distributions.  The Registrant believes that it is unlikely that it will make the level of distributions necessary to result in the early termination of the subordination period for any four-quarter period ending on or before September 30, 2011.  The Registrant has revised the Registration Statement accordingly. Please see pages 60, 64–65 and 84.

12.                 Given the apparent significance of adjusted operating surplus to the calculation of cash distributions and the early termination of the subordination period, explain to us how you considered providing, as part of the forecasts of cash available for distribution, a calculation of adjusted operating surplus.

Response: As discussed on the telephone conversation with the Staff on Monday, August 2, 2010, please see the Registrant’s response to Comment 11.

Management — Executive Officers and Directors, page 189

13.                 We note the new disclosure you now provide regarding each individual’s “experience in the coal industry.”  At slide 5 of the road show slides, you refer to an average of years “of coal industry and related experience,” Please clarify in context how you define coal industry experience for that purpose.  For example, we note that Mr. Moravec worked for PNC Bank for more than 22 years.

Response: The Registrant has revised the slide presentation to comport with the disclosure in the Registration Statement.  Please see Supplemental Letter No. 2 and page 148 of the Registration Statement.  The Registrant notes that, in its determination of management’s average number of years of experience in the coal

Securities and Exchange Commission, August 27, 2010 Page	7

industry, the Registrant considered the aggregate number of years each member of management has spent employed in roles within companies operating in the coal industry, as well as the aggregate number of years each member of management spent employed in roles within other companies that are primarily involved in providing consultation and advisory services to companies operating in the coal industry.  The Registrant notes, for example, that Mr. Moravec’s role at PNC Bank was dedicated primarily to providing a wide range of financial services exclusively to large corporate and middle market coal producers and included comprehensive evaluations of, among other things, each company’s operations, reserve position, equipment, environmental liabilities, labor force and sales and contract positions.

14.                 Revise the new disclosure you provide for Mr. Lambert to clarify when he became a Managing Director and CEO at the entities you list in his sketch.  Each individual should have a sketch that clearly identifies which positions have been held for what periods of time during the past five years.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 191. The Registrant has confirmed that the sketch for each individual clearly identifies which positions have been held for which periods of time during the past five years.

 [The remainder of this page is intentionally left blank.]

Securities and Exchange Commission, August 27, 2010 Page	8

Please direct any questions that you have with respect to the foregoing to the undersigned at (212) 237-0133, Mike Rosenwasser at (212) 237-0019 or Adorys Velázquez at (212) 237-0036, each of Vinson & Elkins L.L.P.

Very truly yours,

/s/ BRENDA K. LENAHAN
Brenda K. Lenahan

cc:                                 Mark Shannon (SEC)

Brad Skinner (SEC)

John Coleman (SEC)

Tracey L. McNeil (SEC)

Timothy S. Levenberg (SEC)

David G. Zatezalo (Registrant)

Charles E. Carpenter (Latham & Watkins LLP)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Adorys Velázquez (Vinson & Elkins L.L.P.)